U.S. Securities and Exchange Commission

                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION

                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

     The attached materials were mailed to Company shareholders holding more than 250 shares on February 14, 2004.

                               ROY E. DISNEY
                              STANLEY P. GOLD

                            4444 Lakeside Drive
                             Burbank, CA 91505

                           WE NEED YOUR SUPPORT!
                DON'T UNDERESTIMATE THE POWER OF YOUR VOTE!

                                                          February 12, 2004

Dear Fellow Walt Disney Company Shareholder:

     Recent events have confirmed our view that now, more than ever, changes are needed at Disney. We believe Mr. Eisner and senior management have failed to develop and implement a vision and strategies that maximize the inherent value in Disney's assets. In our view, the Board has failed to provide effective oversight and leadership to restore long-term shareholder value and to hold senior management accountable for its many costly failures. It is time to change the "business as usual" attitude at Disney.

                          COMCAST MAKES ITS MOVE

     WE BELIEVE THE MANY STRATEGIC FAILURES OF MR. EISNER, SENIOR MANAGEMENT AND THE BOARD HAVE MADE DISNEY AN ATTRACTIVE TARGET FOR THOSE WHO RECOGNIZE, AS WE DO, THAT WITH THE RIGHT LEADERSHIP THE EXTREMELY VALUABLE ASSETS OF DISNEY CAN BE PROPERLY UTILIZED TO CREATE LASTING AND SIGNIFICANT VALUE. Comcast's offer to purchase Disney is confirmation that we are not alone in our belief that Disney can be reinvigorated by embracing its rich creative heritage. Creativity must be the core of the company. Whether it is animated movies, E ticket rides or primetime programming, only with talented people producing wonderful stories and ideas will the company create content that consumers around the world want and expect from Disney. We believe that Mr. Eisner and senior management have failed to manage the creative process and to develop effective long-term strategies to maximize the value of the Disney assets. THAT IS WHY WE ARE URGING SHAREHOLDERS TO SEND A MESSAGE TO MR. EISNER AND THE BOARD BEFORE MORE VALUABLE RESOURCES ARE COMPROMISED THROUGH POOR MANAGEMENT AND UNSATISFACTORY CORPORATE GOVERNANCE.

                               ISS WEIGHS IN

     We are pleased that Institutional Shareholder Services ("ISS"), a nationally recognized proxy voting advisory service, is recommending that Disney shareholders withhold their vote (VOTE NO) for Mr. Eisner's reelection. In its recent report on Disney, ISS observed that "[b]ased on a peer group of media, hotel, restaurant and leisure companies, [Disney's] ratio of Net Operating Profits After Taxes to Invested Capital was below the lowest quartile for all [the last] five years." We believe this measure of financial performance underscores the long-term deterioration of the Disney business under Mr. Eisner's leadership.

     With respect to recent changes in corporate governance practices at Disney, ISS' report noted "[t]he withhold vote recommendation on Mr. Eisner is meant as a signal to try a little harder, not just on paper." The ISS report also stated that:

     "At the end of the day, all roads lead back to Eisner. For 20 years Disney's revolving door for board members and management has had one constant - Mr. Eisner. The boardroom battles and management departures, which pre-date the Disney/Gold campaign, are disappointing, expensive, distracting, and not in the best interest of shareholders. If there were ever a case for separating the roles of Chairman and CEO, this company is the poster child."

     First as Board members and now as concerned shareholders, we have championed the call for an empowered, independent leader for the Board. Our efforts have been opposed by this Board, including former Senator Mitchell, and the company has been left with a Presiding Director who we believe has little real power. We have repeatedly called on the Board to choose substance and not just form in addressing corporate governance issues.

     We believe Disney needs a Board and senior management who will approach difficult issues head-on, after giving careful consideration to disparate points of view. ISS' RECOMMENDATION IS AN IMPORTANT INDEPENDENT VALIDATION OF OUR CAMPAIGN'S PRIMARY THEME THAT REAL CHANGE IS NEEDED IN THE DISNEY BOARDROOM. Although ISS did not recommend a withhold vote on John Bryson, George Mitchell and Judith Estrin, we believe that a withhold vote on all four directors would send a strong message to the Board that it will be held accountable for its failure to exercise a vigorous, diligent stewardship over Disney.

                              PIXAR SLIPS AWAY

     For 12 years, Pixar has been a vital component of Disney's motion picture success, generating a string of megahits like Toy Story and Finding Nemo and producing over $3 billion in revenues. We believe Pixar's decision to end its contract renewal negotiations with Disney is indicative of Mr. Eisner's inability to fully appreciate the creative partnerships so essential to Disney and highlights THE BOARD'S FAILURE TO PROVIDE THE OVERSIGHT NECESSARY TO PROTECT THE ELEMENTS CRITICAL TO DISNEY'S SUCCESS. On multiple occasions, we urged the Board and senior management that steps must be taken to safeguard the Disney-Pixar relationship, yet THE BOARD AND SENIOR MANAGEMENT IGNORED THESE WARNINGS AND ALLOWED THIS IMPORTANT RELATIONSHIP TO DISINTEGRATE. The result is that Disney is left without a key creative partner, and Pixar plans to take its ideas, talent and success to another studio.

     As you know, creativity and cooperation have always been the lifeblood of Disney. In our view, over the past few years, THE BOARD AND SENIOR MANAGEMENT, UNDER THE DIRECTION OF MR. EISNER, HAVE FORGOTTEN THOSE VALUES IN THE CHASE FOR SHORT-TERM GAINS. We believe that through the nurturing of the creative spark in our business partners and cast members, Disney can achieve sustainable, long-term growth. The collapse of the Pixar relationship is, in our view, just the latest testament to the failure of Mr. Eisner to embrace and support these essential ideals.

                       DON'T FALL FOR THE DISNEY SPIN

     THE PIXAR FIASCO. Disney's senior management would like you to believe that the failure to renew the Pixar relationship was for the best. WE BELIEVE THAT IS "SPIN" DESIGNED TO PROVIDE COVER FOR YET ANOTHER MANAGEMENT FAILURE. In our view, the real problem is the mishandling of the Pixar relationship and the failure of the Board to exercise proper oversight ended up producing a lose-lose situation for Disney and its shareholders. Relationships with Disney's creative partners must be properly maintained throughout their tenure, not just at contract renewal time. In Disney's case, the company has been left with the unfortunate decision of choosing between favoring short-term earnings over the creation of sustainable long-term value for shareholders.

     THE BOARD'S SHAREHOLDER LETTER. By now, you have most likely received the Disney Board's February 6, 2004 letter to shareholders in which it announces Disney's achievements in 2003. We acknowledge that improvements have been made. But put this in perspective over the long-term and ask yourself whether this Board and senior management can sustain this performance. Consider the following:

     o EVEN AFTER DISNEY'S GAINS IN 2003, THE COMPANY'S OPERATING INCOME REMAINS BELOW THAT ACHIEVED IN 1996. In 1996, Disney's operating income was approximately $3.5 billion. Disney's operating income in fiscal year 2003 was approximately $3.2 billion. AND THIS IS AFTER REINVESTING BILLIONS OF DOLLARS OF SHAREHOLDER CAPITAL IN THE COMPANY DURING THAT PERIOD.

     o EVEN ASSUMING DISNEY ACHIEVES ITS FORECAST FOR FISCAL YEAR 2004, EARNINGS WILL ONLY APPROXIMATE THOSE ACHIEVED SIX YEARS AGO.

     o Senior management highlights the increase in Disney's share price, noting that last year the share price increased by 43% versus 26% for the S&P 500. HOWEVER, AN INITIAL INVESTMENT OF $10,000 IN DISNEY STOCK ON JANUARY 1, 1996 WOULD HAVE GROWN TO JUST $11,497 AT JANUARY 31, 2003 VERSUS $17,913 IF THAT SAME MONEY HAD BEEN INVESTED IN THE S&P 500 AT THE SAME TIME.

     In their letter, Disney's directors point to the rise in the stock price as an example of the value they would like you to believe has been created. But a short-term spike in the share price is no substitute for consistent long-term performance. Moreover, a significant portion of that short-term spike is attributable to a single motion picture, Finding Nemo, which is the product of the company's now disintegrating Pixar partnership. That is a fact that the current Board and senior management conveniently gloss over in their self-laudatory proclamation of the company's performance. IN A VIVID DEMONSTRATION OF WHAT IS WRONG WITH CURRENT DISNEY LEADERSHIP, THE BOARD'S LETTER TOUTS RECENT SUCCESSES -- THAT STILL AMOUNT TO A FIVE-YEAR NEGATIVE RETURN ON INVESTMENT -- AND COMPLETELY IGNORES THE LOSS OF PIXAR.

     FIRST QUARTER RESULTS. On February 11, 2004, senior management announced Disney's results for the first quarter of the fiscal year. You should put these numbers in perspective. Long-term financial and stock price performance since 1997 has been poor. We believe the first quarter numbers are not indicative of a so-called "turnaround". Instead, in our view, the numbers represent a recovery driven by a number of factors that do not provide the foundation for a resumption of long-term above average and sustainable growth rates. But are these one-time gains or indications of long-term growth? Consider:

     o How much of the increased earnings in the first quarter of 2004 are a result of non-recurring items such as: (i) the accounting change for the NFL sports rights amortization expense, (ii) the strong first quarter studio results driven by Finding Nemo, Pirates of the Caribbean and The Lion King DVD sales and (iii) cost cutting at ABC Network - the absence of war coverage costs, the absence of comparable Super Bowl costs and reduced license fees for The Practice?

     o What is the long-term effect of the five year decline in capital expenditures at the theme parks?

     o In light of ABC's disappointing fourth place ratings, what is the likelihood that ABC will experience "make goods" for the current season? What guarantees did ABC give to advertisers in the "upfronts" for the 2003/2004 season?

     We have heard promise after promise, projection after projection, year after year, from Mr. Eisner and his team. Our patience has worn out. How about yours?

                                  WHY NOW?

     The Board's February 6th letter also criticized our "just vote no" campaign as an untimely distraction. We disagree with the Board's attitude that this is not the time for dissent. In our view, open discussion is essential to good corporate governance and the creation of shareholder value, regardless of whether the stock price is up or down.

     We made every effort as Board members to engage the Board in a constructive dialogue regarding the crucial issues facing Disney in the past few years, when Disney's stock price traded in the teens. Our efforts were deprecated and rebuffed. If it was not the time to challenge management then, and it is not the time to challenge management now, when is the time? When it's too late?

     We believe that, after 8 years of strategic and operational failures, Disney's foundation, and therefore its future, is at risk.

                  SEND A MESSAGE - ACCOUNTABILITY MATTERS

     Each of the Comcast offer, the ISS recommendation and the Pixar separation has cast a spotlight on what, in our view, are chronic deficiencies in Disney's senior management and Board: the inability to realize the inherent value of Disney's assets, the failure to embrace Disney's ideals and heritage, the inability to spark the creative embers within our cast members, the need for real boardroom change, the failure to protect critical creative partnerships and the misplaced emphasis on short-term gain at the expense of long-term profitability. ACCOUNTABILITY MUST BE BROUGHT BACK TO DISNEY. THAT IS WHY WE ARE SEEKING YOUR SUPPORT AND URGING YOU TO VOTE NO ON MR. EISNER AND VOTE NO ON MESSRS. MITCHELL AND BRYSON AND MS. ESTRIN.

                             PLEASE VOTE TODAY

            DON'T MISS THE OPPORTUNITY TO HAVE YOUR VOICE HEARD!

     For your convenience, we have enclosed The Walt Disney Company's proxy card. Please take a few moments to vote your shares. Every vote counts. We need you to sign and return your proxy card to The Walt Disney Company in the envelope provided - BUT PLEASE TAKE THE TIME TO INDICATE ON YOUR PROXY CARD THAT YOU ARE WITHHOLDING YOUR VOTE ON MICHAEL EISNER, JOHN BRYSON, JUDITH ESTRIN AND GEORGE MITCHELL.

     PLEASE MARK AN "X" ON YOUR PROXY CARD IN THE THIRD BOX "FOR ALL EXCEPT" AND WRITE THE NUMBER 3 IN THE BLANK SPACE PROVIDED TO WITHHOLD ON MICHAEL EISNER, THE NUMBER 1 TO WITHHOLD ON JOHN BRYSON, THE NUMBER 4 TO WITHHOLD ON JUDITH ESTRIN AND THE NUMBER 9 TO WITHHOLD ON GEORGE MITCHELL. (You also have the option to mark an "X" in the box "Withhold All" to withhold on all 11 directors.)

     Even if you have already voted for any or all of Disney's nominees, you can change your mind and your vote by sending in the enclosed Walt Disney Company proxy card, marked with an "X" in the box "For all Except" and write the numbers 3, 1, 4 and 9 to withhold on Eisner, Bryson, Estrin and Mitchell, respectively.

     If you have any questions about our March 2nd meeting or about how to VOTE NO, please feel free to contact our proxy specialists -- Mackenzie Partners, Inc. Toll-Free at (800)-322-2885 or at (212)-929-5500 or send an email to savedisney@mackenziepartners.com. They will be pleased to answer your questions. You may also visit www.savedisney.com for details regarding the meeting and specific voting instructions or email us at voteno@savedisney.com.

       WE NEED YOUR HELP TO RESTORE THE MAGIC. THE DECISION IS YOURS.

                               VOTE NO TODAY!



                        THANK YOU FOR YOUR SUPPORT.

                                 Sincerely,



/s/ Roy E. Disney                                         /s/ Stanley P. Gold

Roy E. Disney                                             Stanley P. Gold

          WE INVITE YOU TO JOIN US AT OUR OPEN MEETING ON MARCH 2
                             IN PHILADELPHIA!

     We believe that transparency and the free exchange of ideas are fundamental to good corporate governance and good business. We also think that you have a right to have your questions answered. ACCORDINGLY, WE INVITE YOU TO MEET WITH US ON TUESDAY, MARCH 2, THE EVE OF DISNEY'S ANNUAL MEETING, TO ASK QUESTIONS ABOUT, OR OTHERWISE DISCUSS, OUR POSITIONS REGARDING THE MANAGEMENT AND GOVERNANCE PROBLEMS PLAGUING DISNEY. We welcome all comments and questions, whether or not you agree with us. The right to express views and have questions answered is crucial to good business. WE BELIEVE THAT DISNEY'S CURRENT SENIOR MANAGEMENT SEEKS TO AVOID THIS TYPE OF DIALOGUE AND OUR BOARD EXPERIENCE HAS CONFIRMED THAT THE BOARD IS UNWILLING TO PURSUE THIS TYPE OF EXCHANGE.

     We are always mindful that Disney is a business. Therefore, we intend that our meeting will be about business, not politics or personalities. We intend to stick to facts and focus on shareholder value.

     o    WHEN: MARCH 2, 2004 AT 4:00 P.M. TO 6:00 P.M.

     o    WHERE: LOEWS HOTEL AT 1200 MARKET STREET IN PHILADELPHIA

     o    WHY: TO DISCUSS ISSUES RELATING TO THE FUTURE DIRECTION OF DISNEY

     o    HOW: VISIT WWW.SAVEDISNEY.COM FOR A LIST OF DISCOUNT TRAVEL
          OPTIONS

     o RSVP THROUGH: RSVP@SAVEDISNEY.COM (PLEASE INCLUDE THE NUMBER OF ATTENDEES IN THE SUBJECT LINE OF YOUR EMAIL)

     We look forward to seeing you there!

          DON'T FORGET: JOIN US IN VOTING "NO" ON YOUR PROXY CARD

        WITHHOLD YOUR VOTE FROM EISNER, MITCHELL, ESTRIN AND BRYSON







  If you have any questions or need help voting your shares, please call:

             [graphic omitted] [MacKenzie Partners, Inc. Logo]

                            105 Madison Avenue
                         New York, New York 10016
                  email: savedisney@mackenziepartners.com
                       Call collect: (212) 929-5500
                       OR TOLL FREE: (800) 322-2885